UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42250

Cantor Equity Partners, Inc.

(Exact name of registrant as specified in its charter)

110 East 59th Street, New York, NY, 10022

(212) 938-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

Effective as of December 8, 2025, Cantor Equity Partners, Inc., a Cayman Islands exempted company (“CEP”), consummated the previously announced business combination (the “Business Combination”) with Twenty One Capital, Inc., a Texas corporation (“Pubco”), Twenty One Merger Sub D, a Cayman Islands exempted company and wholly owned subsidiary of Pubco (“CEP Merger Sub”), and Twenty One Assets, LLC, a Delaware limited liability company. As part of the Business Combination transactions, CEP merged with and into CEP Merger Sub (the “SPAC Merger”) with CEP Merger Sub surviving the SPAC Merger as a wholly-owned subsidiary of Pubco. As a result of, and as of the effective time of the SPAC Merger, the separate corporate existence of CEP ceased. This Form 15 relates solely to the reporting obligations of CEP under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Pubco under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Twenty One Merger Sub D (as successor to Cantor Equity Partners, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TWENTY ONE MERGER SUB D (as successor to Cantor Equity Partners, Inc.)

Date: December 18, 2025	By:	/s/ Steven Meehan
	Name:	Steven Meehan
	Title:	Director